

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Bo Falkman
President and Chief Executive Officer
Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

     Re: Turnpoint Global, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed June 17, 2011
               File No. 333-167401

Dear Mr. Falkman:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In filing your next amendment and any future amendments, please note that you must file a marked copy of each amendment showing the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. We note your response to comment one in our letter dated July 8, 2010. However, it still appears your business is commensurate in scope with the uncertainty ordinary associated with a blank check company as defined by Rule 419 of Regulation C in view of the following.

    - You are a development stage company issuing penny stock;

    - You have no assets;

- You have not yet commenced operations and it is unclear which business activities you have conducted since your inception on February 17, 2010; and

- You have no contracts or agreements with customers or advertisers.

Please provide an analysis addressing each of the issues described above in explaining why you believe your company is not a blank check company, or revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. We also note your response to comment 30 in our letter dated July 8, 2010 that you have no intention to merge with or acquire another company. Please state this in your filing.

Cover Page of the Registration Statement

3. Please revise the Calculation of Registration Fee table to include the number of securities to be registered as part of this offering in the second column of the table, rather than presenting the dollar amount to be registered, as that information is already disclosed in the fourth column. See Form S-1.

Item 3 – Summary Information and Risk Factors, page 4

Business Overview, page 4

4. We note your statement in the second paragraph of this section and in the first paragraph on page 11 that you believe that the "funds expected to be received from the maximum sale of [y]our common equity will be sufficient to finance [y]our efforts to become operational . . . ." Please explain to us the reasons that you expect to be able to sell all of the shares registered as part of this offering and clarify that you will only receive funds from this offering if you are able to sell all of the shares registered.

5. We note your statement in the fourth paragraph of this section that you have only one officer. However, we also note several references to your "officers" throughout the filing and that Mr. Olsson signed the filing as your chief financial officer and your chief accounting officer. Please revise or advise and ensure that you make any applicable revisions to the Directors, Executive Officers, Promoters and Control Person section of your filing and to the signature pages.

The Offering, page 4

6. Please revise your disclosure in the first paragraph on page five to clarify that only if the offering is fully subscribed will you deliver stock certificates to the purchasers of your common stock.

Risk Factors, page 6

7. We note your response to comment nine in our letter dated July 8, 2010. It appears as if the third paragraph on page six is a risk factor that does not include a heading. It also appears that this risk factor appears as part of the second risk factor on page nine. Please revise.

8. We note your response to comment 10 in our letter dated July 8, 2010, however it does not appear that you deleted each of the risk factors identified in your response. In this regard we note that you did not remove the second risk factor on page seven. Please revise this risk factor to state specific material risks to your company and to the purchasers of your offering, and remove statements in the risk factor regarding your expectation of revenues, as they mitigate the point of the risk. In doing so, please explain what you mean by "significant" revenues and provide the basis for your belief that you will generate such revenues after nine months. Alternatively, delete this risk factor.

9. Please revise your risk factor titled "We may not be able to attain profitability…" to quantify the amount of additional funding you will need to become profitable. Clarify the first sentence of this risk factor to state that you have not generated any funds from operations, as opposed to suggesting that you have not generated enough funds to become profitable. Finally, consider whether this risk factor could be combined with the risk factor on page 10 titled "We may be unable to generate sustainable revenue…" as they seem to discuss similar risks.

Item 4. Use of Proceeds, page 11

10. Please clarify your references to "project" and "projects" in the footnote to this table.

Item 6 – Dilution, page 12

11. Please revise your calculation of "Book Value Per Share After the Offering" to reflect proceeds from your offering after deduction of the estimated offering expenses to be paid by you, that is, net proceeds from the offering of $65,000.

Item 8 – Plan of Distribution, page 12

12. We note your response to comment 14 in our letter dated July 8, 2010. Please revise your disclosure here, and throughout your registration statement to clarify that your stock may become quoted, rather than traded on the OTCBB.

13. We note your response to comment 15 in our letter dated July 8, 2010. Please disclose the substantial duties that Mr. Olsson intends to perform for the company other than in connection with transactions in your securities. In this regard, we note

that it is unclear whether Mr. Olsson is a director and officer of your company, or solely a director. See Exchange Act Rule 3a4-1(a)(4)(ii).

Procedures and Requirements for Subscription, page 14

14. Please clarify your statement that there is no minimum subscription requirement, in light of the fact that this is a best efforts all-or-none offering. Please make similar changes on your Prospectus Cover Page.

Item 9 – Description of Securities to Be Registered, page 14

15. We note your response to comment 17 in our letter dated July 8, 2010. As previously requested, please explicitly state that the "when issued, will be validly issued, fully paid for, non assessable and free of preemptive rights" language is the opinion of counsel.

Item 11 – Information with Respect to the Registrant, page 17

Description of Business, page 17

16. We note your response to comment 19 in our letter dated July 8, 2010. Please revise to provide context for all industry specific terms that you use. For example, please provide context for the term "extruded glass powder."

17. We note your response to comment 20 in our letter dated July 8, 2010. Please state, if true, that you will not begin to implement your business plan if you do not receive the proceeds from this offering. Also indicate whether there is a maximum amount of funds that your directors have agreed to lend to you.

18. We note your response to comment 21 in our letter dated July 8, 2010 and the related revisions to your filing. Please clarify the relevance of your disclosure on page 19 regarding the Scandinavian market for the products that you intend to develop or market, in light of your disclosure that you plan to market such products in North America, primarily in the United States. Also explain your statement on page 18 that you are the exclusive distributor for Tilco Biochemie GmBh products in "the Nordic region and in the UK and Ireland."

19. We note your response to comments 24 and 35 in our letter dated July 8, 2010; however it is still unclear from your disclosure whether you intend to develop products or distribute and market products manufactured by third parties or both. For example, the second sentence in the first paragraph on page 17 refers to three types of products that you intend to develop. There are also several references throughout the filing to "your products." Please revise throughout the filing to explain whether you intend to develop any products and to clarify your references to "your products." In

making these revisions, state clearly what it is that you intend to sell. See also, your references to "our system" when you refer to sport surfaces.

20. We note the following statements:

   • "These are the solutions for grassroots level sports and recreational surfaces in addition to potentially every municipality, township, and golf/country club in the United States." (page 19)

   • "[W]hen compressed by 10%, it creates a stable element for roads, railways, football arenas and ice rinks." (page 20)

   • "Our competitive advantage is that we are the only company in North America offering a tailor-made organic sports surface." (page 20)

   • "To build a sports surface based only on local sand and organic soil improvement products you need the products for which we hold the rights for North America." (page 20)

   Please disclose whether this information is based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Business Vision and Concept, page 17

21. We note your response to comment 26 in our letter dated July 8, 2010. Please disclose the types of "complementing products and services" provided by businesses with which you hope to enter into partnerships.

22. We note your response to comment 27 in our letter dated July 8, 2010 and the related revisions to your filing, however it remains unclear how your intended line of business will "focus on environmental awareness." Please describe how you plan to promote environmental awareness generally, or if true, state that you plan to highlight the "clean" and "environmentally friendly" aspects of your products in marketing such products, but that you will not engage in generally promoting environmental awareness.

23. Please explain the area to which you refer when you state that "[you] envision forming partnerships and alliances to make [y]our products and services available in potentially all areas."

<u>Product Development, page 18</u>

<u>Soil Improvement Products, page 18</u>

<u>Sport Surfaces, page 18</u>

24. We note your response to comment 34 in our letter dated July 8, 2010. Please provide additional detail regarding the exclusive distribution arrangement with Tilco Biochemie GmBh, including the duration of the agreement. If such agreement is in writing, please file it as a material contract. See Item 601(b)(10) of Regulation S-K.

25. We note your response to comment 36 in our letter dated July 8, 2010. Please disclose what you mean by "fair margin."

26. We note your response to comment 37 in our letter dated July 8, 2010 and we reissue this comment. As previously requested, please provide us with sources, appropriately marked and dated, for the factual statements identified in our prior comment. In this regard we note that the website references included in your filing do not direct readers to the basis for the factual assertions made in your filing. Please ensure that any source materials provided to us are translated in English.

<u>Insulation Material, page 20</u>

27. We note your response to comment 38 in our letter dated July 8, 2010. Please also state that there is no guarantee that an agreement will be reached.

<u>Business Consultation, page 20</u>

28. We note your response to comment 39 in our letter dated July 8, 2010. Please briefly describe the types of value-added consultancy services that you plan to provide. Within this discussion, please explain how the consulting services you plan to provide are distinct from the services you plan to provide in conjunction with your status as the sole distributor of your products in North America.

<u>12 Month Growth Strategy and Milestones, page 21</u>

29. You state here and elsewhere in your prospectus that you intend to enter into joint ventures for your product lines "on a licensing and franchising basis." Please revise to clarify the purpose of your joint ventures, with whom you intend to enter into them with (e.g. potential manufacturers or suppliers of products) and clarify why such arrangements are necessary and how they will facilitate the sale of the products you intend to sell.

Legal Proceedings, page 22

30. We note your response to comment 41 in our letter dated July 8, 2010. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event. Alternatively, delete the second paragraph of this section. See Item 401(f) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

31. Please include a description of the business activities that you have conducted since your inception in February 2010.

Plan of Operation, page 24

Proposed Milestones to Implement Business Operations, page 24

32. Please clarify in this section that, because this is an all-or-none offering, there is no guarantee that you will receive funds from this offering and that you will only receive funds if the offering is fully subscribed.

33. We note your response to comment 44 in our letter dated July 8, 2010. Please provide additional disclosure regarding the expenses associated with "travel, lunches, entertainment and related incidentals" that you expect to incur during months four through nine.

Critical Accounting Policies, page 25

34. The discussion within the first several paragraphs relate to your Liquidity and Capital Resources. Please revise your header as appropriate.

35. We note you have included disclosure of several accounting policies such as your basis of accounting and cash equivalents. Your critical accounting policies disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The discussion, as applicable, should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Item V of SEC Release No. 33-8350. Please revise your disclosure as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page 27

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

Bo Falkman – President, Treasurer, and Director, page 27

36. We note your response to comment 47 in our letter dated July 8, 2010. Please disclose the principal line of business of Nitidus HB and Environiq AB. Also, please delete as inappropriate the statements regarding Swedish and European Cup gold medals, or explain how these statements inform investors as to why Mr. Falkman is qualified to serve as an officer and director of your company. See Item 401(e) of Regulation S-K.

37. Please provide further detail regarding Mr. Falkman's role in the development of alginate products with EQ Solutions. Please disclose any relationship or potential relationship that your company may have with EQ solutions in distributing or marketing alginate products. If appropriate, also include this information in the Conflicts of Interest section of your filing.

38. Please also provide further detail regarding how Mr. Falkman became "well versed on the foam glass products" and where and when he "closely followed the development of the product."

Certain Relationships and Related Transactions, page 30

39. We note your response to comment 53 in our letter dated July 8, 2010. Please disclose the identity of the shareholder who has advanced funds to you. See Item 404(a)(1) of Regulation S-K.

40. Please revise your registration statement to identify Mr. Falkman and Mr. Olsson as promoters, or tell us why you are not required to do so. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Report of Independent Registered Public Accounting Firm, page F-1

41. The last paragraph of the report appears to inadvertently make reference to Note 3 for management's plans regarding its ability to continue as a going concern instead of Note 2.   Please revise as appropriate.

Item 16 – Exhibits and Financial Statement Schedules, page 44

42. We note your response to comment 63 in our letter dated July 8, 2010. Please explain how Mr. Falkman and Mr. Olsson hold their shares, in light of your disclosure that you have not issued any stock certificates.

Exhibit 5 – Opinion of Harold P. Gewerter, Esq.

43. Please have counsel confirm that the opinion includes the most current address of your company.

44. Please clarify in the first paragraph that the Law Offices of Harold P. Gewerter, Esq., Ltd. has acted as counsel to the company.

45. We note that counsel's opinion pertains to 1,500,000 shares of your $0.001 par value common stock. However, the registration statement and your certificate of incorporation state that the stock has a par value of $0.0003. Please revise.

46. We note that counsel's opinion is limited to federal law. Counsel may not limit the opinion to federal law, as you were incorporated in Delaware and counsel must necessarily opine on matters of Delaware law in providing the opinion. Note that we would not object to counsel limiting the opinion to Delaware law, including all applicable statutory provisions of law and the reported judicial decisions interpreting such laws.

Signatures, page 46

47. Please include each of Mr. Falkman's titles below his signature on behalf of your company. See Instruction 2 to the "Signatures" section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq.